

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Claire de Saint Blanquat
Vice President, Legal & Corporate
Innate Pharma SA
117 avenue de Luminy
13009 Marseille, France

      Re: Innate Pharma SA
           Registration Statement on Form F-3
           Filed December 20, 2023
           File No. 333-276164

Dear Claire de Saint Blanquat:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Linda Hesse